Exhibit 99.2

ELBIT VISION LTD.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON MARCH 22, 2018
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Mr. Adrian Daniels and Mr. Avi Anouchi, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Elbit Vision Systems Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Tuesday, February 13, 2018, at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 7 Bareket St., Industrial Park Caesarea, Israel, on Thursday March 22, 2018 at 4:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters (appearing on the reverse side), which are more fully described in the Notice of Extraordinary General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

        The undersigned acknowledges that the Notice of Extraordinary General Meeting of Shareholders has been published in a press release via international wire service and furnished to the Securities and Exchange Commission (“SEC”) under cover of a Report of Foreign Private Issuer on Form 6-K in accordance with the Company’s Articles of Association (as amended) and may be viewed at the following respective links: http://www.evs.co.il/investor-relation/press-releases-2 and www.sec.gov/cgi-bin/browse-edgar?company=Elbit+Vision+&owner=exclude&action=getcompany.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to Proposal 2, this proxy will be voted FOR such proposal.  If no direction is given with respect to the merger proposal (Proposal 1), this proxy will be voted FOR such proposal and will be counted towards the ordinary majority and special majority required for the approval thereof only if the undersigned provides the confirmation required by Item 1A on the reverse side.

IMPORTANT NOTE: The vote under this proxy will not be counted towards the ordinary majority or special majority required for the approval of the merger under Proposal 1 unless the undersigned confirms that he, she or it is not Uster Technologies AG ("Uster"), Beliran Ltd., a wholly-owned subsidiary of Uster (“Merger Sub") or certain other persons or entities (as described on the reverse side) (each, an “Uster Party”), by checking the box “FOR” Item 1A on the reverse side. If you are an Uster Party and wish to vote on Proposal 1 for purposes of the ordinary majority required for the approval of the merger, you should not vote under this proxy card with respect to Proposal 1 and should not check the box “FOR” Item 1A on the reverse side, and should instead follow the instructions on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ELBIT VISION LTD.

March 22, 2018

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE BELOW PROPOSALS.
PLEASE SEE THE INSTRUCTION BELOW REGARDING ITEM 1A RELATING TO PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Important Instructions for Item 1A relating to Proposal 1:
PLEASE BE CERTAIN TO CHECK THE BOX “FOR” ITEM 1A OPPOSITE TO CONFIRM THAT YOU ARE NOT A USTER PARTY (UNLESS YOU ARE A USTER PARTY).

Under the Companies Law 5759-1999 of the State of Israel (the “Companies Law”), your vote on Proposal 1 cannot be counted unless you notify the Company whether or not you are a Uster Party. If you are not a Uster Party and wish to vote on Proposal 1 (and be counted towards the ordinary majority and special majority required for its approval), you must provide the foregoing important confirmation by checking the box “FOR” in Item 1A.

If you are a Uster Party and wish to vote on Proposal 1 (and be counted towards the ordinary majority required for its approval), you should not vote under this proxy card with respect to Proposal 1 and should not check the box “FOR” Item 1A. Instead, you may vote on Proposal 1 by contacting the Company’s external counsel, Adrian Daniels, at +972-3-608-7867 or adrian@arnon.co.il, who will provide you with a proxy card that is designed for you.

If you are a Uster Party and hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company’s external as described above.

Additional Information

If you have any questions as to how to fill out this proxy card, please contact Yaron Menashe at +972-4-610-7609 or yaron@evs.co.il.

To change the address on your account, please check the box below and indicate your new address in the space above. Please note that changes to the registered name(s)on the account may not be submitted via this method.

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FOR	AGAINST	ABSTAIN
1. To approve, pursuant to Section 320 of the Companies Law, the merger of the Company with the Merger Sub, a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Uster, including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly-owned subsidiary of Uster (the “Merger”); (ii) the Agreement and Plan of Merger, dated as of February 11, 2018 (the “Merger Agreement”), by and among the Company, Merger Sub and Uster; (iii) the consideration to be received by Company shareholders in the Merger, consisting of an amount in cash equal to US$3.40 (the “Per Share Merger Consideration”) without any interest thereon, and subject to the withholding of any applicable taxes, for each ordinary share of the Company par value NIS 10.00 (“Ordinary Share”) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding vested option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Per Share Merger Consideration over the applicable exercise price of such option (the “Excess Amount”), without any interest thereon, and subject to the withholding of any applicable taxes; (v) the conversion of each outstanding unvested option to purchase one Ordinary Share into the right to receive a certain cash bonus from the Company, as the surviving company following the completion of the Merger equal to the Excess Amount, without any interest thereon, and subject to the withholding of any applicable taxes, which amount would be payable for each unvested option held, upon the date that such unvested option would otherwise have vested; provided that the holder of the options that vested on such date is providing services to the Company, as the surviving company, or its applicable subsidiary at such time; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which was attached as Exhibit 99.1 to EVS’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the SEC, on February 12, 2018.

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1A. The undersigned confirms that he, she or it is not Uster, Merger Sub, any person holding at least 25% of the means of control of either of them, anyone acting on their behalf, or any family member of, or entity controlled by, any of the foregoing (each, a “Uster Party”).

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2 To approve, subject to and effective upon the consummation of the Merger, the Company’s purchase, in accordance with the Merger Agreement, of a “tail” insurance policy for its officers and directors that will provide coverage at the same level as under the Company’s current directors’ and officers’ insurance, until the seventh anniversary of the effective time of the Merger.

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Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.